Ross M. Leff To Call Writer Directly: (212) 446-4947 ross.leff@kirkland.com	601 Lexington Avenue New York, NY 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 14, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Teva Pharmaceutical Industries Limited

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-16174

Dear Mr. Rosenberg:

On behalf of our client, Teva Pharmaceutical Industries Limited (“Teva”), set forth below is Teva’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated July 3, 2017 to Mr. Michael McClellan, Teva’s Interim Chief Financial Officer. For your convenience, we have set forth below the Staff’s comments in italics, followed by Teva’s responses thereto.

Item 5: Operating and Financial Review and Prospects

Teva Consolidated Results

Impact of Currency Fluctuations on Results of Operations—Venezuela, page 79

1.	You disclose that as of December 31, 2016, your net monetary balance sheet items in Venezuela amounted to ($2 million). We further note from your Form 6-K filed on May 11, 2017 that your net monetary balance sheet items totaled ($8 million) as of March 31, 2017. Please quantify for us the individual monetary assets and liabilities attributable to your Venezuelan business as of December 31, 2016 and March 31, 2017.

Beijing     Boston     Chicago     Hong Kong     Houston     London     Los Angeles     Munich     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 14, 2017

The following table represents the quantification of the individual monetary assets and liabilities attributable to our Venezuelan business as of December 31, 2016 and March 31, 2017:

	Balances as of
	December 31, 2016	March 31, 2017
	(in millions bolivars)
Cash and cash equivalents	7,033	8,826
Trade Receivables	3,192	3,977
Inventories*	2,657	7,202
Prepaid expenses	208	349
Other current assets	486	518
Deferred income taxes**	5,483	8,286
Other Non-Current Assets	30	30
Sales reserves and allowances	(6)	(11)
Trade payables	(10,698)	(20,280)
Employee related obligations	(363)	(609)
Accrued expenses	(803)	(1,866)
Other current liabilities	(4,437)	(2,773)
Other taxes and long term payables	(3,276)	(6,722)

Net monetary balance sheet items in bolivars***	(493)	(3,073)

Conversion to U.S. dollars
Exchange rate used	273	380

Net monetary balance sheet items in U.S. dollars, in millions	(2)	(8)

*	Inventory was included in the table although it is not a pure monetary asset as it was adjusted to reflect its U.S. dollar fair market value; the devaluation impact was expensed in the cost of goods sold.
**	Deferred income taxes were included in the monetary assets due to the fact that realization will be done using the new exchange rate.
***	Numbers in column may not sum due to rounding.

2.	We note that you devalued your Venezuelan net monetary assets in March 2016 upon the change to the DIPRO exchange rate and then again in December 2016 upon the change to a blended exchange rate. We further note that the blended exchange rate was determined based on a weighted average of the DIPRO and DICOM exchange rates affecting your transactions. Please address the following:

•	Explain to us how you determined that the use of a blended exchange rate, rather than a complete change to the DICOM exchange rate, was appropriate.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 14, 2017

Teva is engaged in the importation, manufacture and distribution of medicines in the Venezuelan market, and therefore is entitled to use the official preferential DIPRO (“DIPRO”) rate to purchase raw materials from outside of Venezuela. Such transactions require government approval to purchase U.S. dollars at the DIPRO rate of 10 bolivars per dollar.

Historically, the only exchange rate used by Teva to convert bolivars into U.S. dollars has been the preferential rate, DIPRO, or its comparable predecessor rates. Through March 31, 2017, Teva had not exchanged bolivars into U.S. dollars using the DICOM rate.

Teva closely monitors the Venezuelan economy and certain business indicators. Teva observed a continuing deterioration in the Venezuelan economy during 2016. See economic indicators in Appendices 2 and 3. In addition, Teva observed a decrease in the amounts approved by the government for conversion by Teva using the DIPRO rate. See Appendix 1.

At the end of November 2016, a sharp deterioration in the parallel exchange rate, as can be seen in Appendix 2, as well as the changes to the currency denomination, as described in Appendix 5, led Teva’s management to reassess its approach to determine the conversion rate used in the preparation of the consolidated financial results.

The significant cash balances in bolivars, as can be seen in Appendix 4, along with the deteriorating economy, led management to conclude that the preferential rate is no longer reflective of the rate available to convert funds in Venezuela. Teva’s management concluded that it will be able to convert only a certain amount of bolivars using the DIPRO rate through the governmental approval process and the rest should be translated to U.S. dollars for reporting purposes using the official DICOM rate. The formula used reflects this conclusion and calculates a weighted average rate based on actual cash on hand and actual conversions in the last four quarters at the DIPRO rate. Based on Teva’s experience, accumulated approved conversions over the last four quarters were the closest approximation for the expected approvals trend.

Teva’s management believes that determining its conversion rate utilizing the blended rate methodology is a reasonable approach, which takes into consideration the effect of the deteriorating DICOM rate as well as Teva’s ability to convert certain amounts of bolivars at the DIPRO rate.

As can be seen in the detailed formula below, the decrease of government approvals received increases the effect of the DICOM rate on the resulting blended rate. Along with the decision to adopt a blended rate, management decided to re-determine the blended rate on a quarterly basis, given the rapid deterioration of the economic and political conditions.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 14, 2017

For operational reasons, the timing of re-determination of the blended rate was scheduled to be on the first day of the second month of each quarter while monitoring the subsequent period remaining in the quarter for major deviations. The impact of the timing difference between quarter end and timing decided upon is considered to be immaterial.

Teva advises the Staff that had Teva completely changed to the DICOM exchange rate, this would have resulted in an additional approximately $15 million foreign exchange loss, which is considered immaterial.

•	Explain how you determined the appropriate weighting of the DIPRO and DICOM exchange rates to apply to your Venezuelan transactions.

As mentioned above, Teva’s management selected a methodology that would reflect both the effect of the deteriorating DICOM rate as well as actual amounts of bolivars converted by Teva at the 10 bolivars per U.S. dollar DIPRO rate in the last four quarters.

The blended exchange rate is calculated using the following formula:

Cash balance as of the end of the period (in bolivars) + Cash converted by the government during the period (in bolivars)
Cash balance as of the end of the period (in U.S. dollars, using the DICOM rate) + bolivars converted by the government during the period (in U.S. dollars, using the DIPRO rate)

Blended exchange rate calculation as of December 1, 2016:

		bolivars in 000s*	U.S. dollars in 000s
Cash as of November 30, 2016	A	5,249,502
bolivars converted to U.S. dollars during 2016**	B	118,496

Total bolivars	C	5,367,998		A+B

Cash as of November 30, 2016	A	5,249,502
DICOM rate as of November 30, 2016	D	672.27

	E		7,809	A/D

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 14, 2017

bolivars converted to U.S. dollars during 2016	B	118,496
DIPRO rate as of November 30, 2016	F	10

	G		11,850	B/F

Total U.S. dollars (may not sum due to rounding)	H		19,658

Blended rate calculation:
Total bolivars	C	5,367,998
Total U.S. dollars	H	19,658

Blended rate as of December 1, 2016		273		C/H

*	excluding exchange rates.
**	bolivars converted to U.S. dollars used to calculate the December 1, 2016 rate include approvals received from April 2016 through December 2016. Amounts converted during the first quarter of 2016 are not included in this formula because they were approved during the fourth quarter of 2015.

Blended exchange rate calculation as of February 1, 2017:

		bolivars in 000s*	U.S. dollars in 000s
Cash as of January 31, 2017	A	9,620,702
bolivars converted to U.S. dollars in the last four quarters	B	118,496

Total bolivars	C	9,739,198		A+B

Cash as of January 31, 2017	A	9,620,702
DICOM rate as of January 31, 2017**	D	700

	E		13,744	A/D
bolivars converted to U.S. dollars in the last four quarters	B	118,496
DIPRO rate as of January 31, 2017	F	10

	G		11,850	B/F

Total U.S. dollars (may not sum due to rounding)	H		25,593

Blended rate calculation:
Total bolivars	C	9,739,198
Total U.S. dollars	H	25,593

Blended rate as of February 1, 2016		380		C/H

*	excluding exchange rates.
**	estimated rate, difference is believed to be immaterial.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 14, 2017

•	Explain your reasons for further updating the exchange rate used to report your Venezuelan operations in February 2017.

The deterioration in Venezuela’s economy has occurred, and we expect may continue to occur, rapidly. Teva’s management believes that inflation and actual approvals at the DIPRO rate should be monitored and appropriately reflected on a quarterly basis in order to avoid misrepresentation of the financial results. As noted above, with the adoption of a blended rate methodology for Venezuela, Teva’s management decided that it should be monitored and updated quarterly. In addition, for operational reasons, the timing of reassessment was determined to be in the second month of each quarter.

If you have any questions related to this letter, please contact me at (212) 446-4947.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff, Esq.

cc:	Frank Wyman (SEC) (Via EDGAR)

Angela Connell (SEC) (Via EDGAR)

Michael McClellan (Teva) (Via Email)

Appendix – Economic Indicators

1.	Teva’s U.S. dollar approvals received:

	Approvals Received (U.S. dollars in 000s)	Accumulated four quarters (U.S. dollars in 000s)*
Q1-17	—	11,850
Q4-16	2,809	13,755
Q3-16	2,818	14,232
Q2-16	6,223	16,913
Q1-16	1,906	19,863
Q4-15	3,286	23,570
Q3-15	5,499	23,572
Q2-15	9,173	28,755
Q1-15	5,612	34,096
Q4-14	3,288	32,164
Q3-14	10,681	32,719
Q2-14	14,514	26,486
Q1-14	3,680	23,360
Q4-13	3,842
Q3-13	4,449
Q2-13	11,389

*	see also graph below (accumulated four quarters):

A-1

2.	Rapid decline of the parallel exchange rate between October 2016 (~1,500 VEF/USD) and November 2016 (~4,500VEF/USD) – 200% decline

https://www.venezuelaecon.com/

3.	Minimum wage increase reflective of inflation – Over 100% increase from early 2016 to November 2016

https://tradingeconomics.com/venezuela/minimum-wages

A-2

4.	Cash balances by quarter

(in million bolivars)
For the quarter ended:
March 31, 2017	8,826
December 31, 2016	7,033
September 30, 2016	5,321
June 30, 2016	4,824
March 31, 2016	4,076
December 31, 2015	2,590
September 30, 2015	2,489
June 30, 2015	2,187
March 31, 2015	1,992
December 31, 2014	1,614
September 30, 2014	1,660
June 30, 2014	1,411
March 31, 2014	1,264
December 31, 2013	913
September 30, 2013	965
June 30, 2013	798

5.	Changes to the currency denomination:

In response to rapid inflation, in December 2016, the Venezuelan government announced changes to the currency denomination including elimination of the 100 bolivar bill and creation of larger bills. The effective date was announced as December 11, 2016. The new bills (500, 5,000 and 20,000 bills) were eventually released in January 2017. This delay, combined with the elimination of the 100 bolivar bill, has caused further strain and unrest in the already struggling economy.

See Venezuela cash crisis worsens as new bills fail to arrive (cnn.com):

http://money.cnn.com/2016/12/15/news/economy/venezuela-new-bills-delayed/index.html

A-3